

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Joel Wine
Chief Financial Officer
Matson, Inc.
1411 Sand Island Parkway
Honolulu, HI 96819

> **Re: Matson, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-34187**

Dear Mr. Wine:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation